December 10, 2024

Carl Anderson II
Senior Vice President and Chief Financial Officer
Axalta Coating Systems Ltd.
1050 Constitution Avenue
Philadelphia, Pennsylvania 19112

       Re: Axalta Coating Systems Ltd.
           Form 8-K filed August 1, 2024
           File No. 001-36733
Dear Carl Anderson II:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services